Exhibit 99.1

Rail Vision Announces Second Half and Full Year 2024 Financial Results: Reports Strong Revenue Growth for the Full Year 2024, Driven by Key Orders and Market Expansion

Ra’anana, Israel, March 31, 2025 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), an early commercialization stage technology company seeking to revolutionize railway safety and the data-related market, today announced its financial results for the second half and full year ended December 31, 2024. The Company reported significant revenue growth and operational progress, strengthening its market presence in the U.S. and beyond.

“2024 was a transformative year for Rail Vision,” said Shahar Hania, CEO of Rail Vision. “Since the beginning of 2024, we’ve secured over $34 million in funding, delivered key orders to global industry leaders and strengthened our U.S. market presence. With expanding fleet management, data services, and cloud integration, we are moving beyond hardware to a complete railway safety and analytics ecosystem.”

Commercial Execution

●	In early 2025, received a purchase order from a Central American freight operator for its MainLine system.

●	Completed in 2024 the first deliveries of MainLine systems related to a $1.4 million order from Israel Railways for ten Main Line Systems after successful evaluation, —marking the first-ever national rail installation of the Company’s AI-based tech.

●	Completed multiple installations in 2024, including with a Class 1 U.S. freight operator, Loram, a top U.S. rail maintenance firm, and a leading Latin American mining company.

●	Secured an initial $1 million order in January 2024 from a leading U.S.-based rail services company, followed by a $200,000 follow-on order in June 2024.

Global Expansion

●	Entered the Indian market through a non-binding MOU with Sujan Ventures, targeting thousands of locomotives operated by Indian Railways.

●	Joined the MxV Rail Technology Roadmap Program under the American Association of Railroads to support safety and efficiency initiatives across North America.

Product Innovation

●	Launched an Active Control System enabling semi-autonomous train operation in collaboration with a U.S. rail company.

●	Introduced D.A.S.H., a proprietary SaaS platform delivering real-time operational insights and enhanced safety.

Milestones and IP Protection

●	Gained regulatory approval from Israel Railways for its MainLine System, unlocking a $300,000 milestone payment.

●	Secured a U.S. patent and received a notice of allowance in Japan for its AI-powered obstacle detection system.

Full Year 2024 Financial Results

●	Revenues for the year ended December 31, 2024, increased by 815% to $1.3 million, compared to $142,000 for the year ended December 31, 2023. The increase was primarily driven by installations for a leading global mining company that purchased a Rail Vision Main Line System, the first installation of Rail Vision’s Main Line Systems for Israel Railways and the successful delivery and installation of Rail Vision’s Shunting Yard systems to Loram and a Class 1 US Railroad company.

●	Research and development expenses for the year ended December 31, 2024, decreased to $5,279,000 compared to $7,145,000 for the year ended December 31, 2023. The decrease was primarily attributable to a decrease in salaries and related personnel expenses due to a reduction in workforce, including a reduction in our employee base by 12 R&D employees, and a decrease in R&D equipment purchases

●	General and administrative expenses totaled $4,175,000 for the year ended December 31, 2024, compared to $4,339,000 for the year ended December 31, 2023, representing a decrease of $164,000 or 3.7%. The decrease was primarily attributable to a decrease in salaries as part of the process of reducing costs and a decrease in share-based payment expenses of grants which were fully vested or forfeited in 2024.

●	As a result of the foregoing, the Company’s operating loss for the year ended December 31, 2024, was $9,004,000 compared to an operating loss of $11,403,000 for the year ended December 31, 2023.

●	For the year ended December 31, 2024, we recorded expenses in amount of $20,181,000 due to the revaluation of derivatives and warrants liabilities in connection with warrants issued in a private placement and a convertible loan credit facility that we entered into in January 2024 and an equity line facility that the Company established in October 2024. For the year ended December 31, 2023, we did not incur any expenses related to revaluation of derivatives and warrants liabilities.

●	Other financial expenses amounted to $1,523,00 for the year ended December 31, 2024, compared to $255,000 other financial income for the year ended December 31, 2023. The decrease was primarily attributable to the full amortization of discount related to a convertible loan credit facility that we entered into in January 2024 and set up fees of an equity line facility that the Company established in October 2024.

●	GAAP net loss for the year ended December 31, 2024, was $30,708,000, or $1.85 per ordinary share, compared to a GAAP net loss of $11,148,000, or $4.30 per ordinary share, in the year ended December 31, 2023.

●	Non-GAAP net loss for the year ended December 31, 2024, was $10,129,000, or $0.61 per ordinary share, compared to a non-GAAP net loss of $10,875,000, or $4.20 per ordinary share, in the year ended December 31, 2023.

Balance Sheet Highlights

●	As of December 31, 2024, cash and cash equivalents rose to $17.5 million from $3.3 million as of December 31, 2023. The increase compared to December 31, 2023, is mainly due to the proceeds received from a private placement and credit facility, from warrants exercised by shareholders and from issuance of shares under the equity line facility that the Company established in October 2024, totaling $24.1 million gross ($23.9 net proceeds), less cash used during 2024.

Cash position and financing activities

●	Rail Vision secured during 2024 and the first quarter of 2025 over $34 million in gross proceeds to fuel its business through various financing transactions, including a private placement of its shares and warrants, exercises of warrants and using its equity line facility.

●	In October 2024, the Company established an equity line facility, as amended in February 2025, pursuant to which it has the right to sell up to $30.0 million of its ordinary shares, subject to certain limitations, from time to time during the 36-month period following the date of execution of the agreement. As of the date hereof, the Company has issued an aggregate of 22,210,892 ordinary shares for aggregate gross proceeds of approximately $18.3 million.

Second Half Financial Results

●	Revenues for the six months ended December 31, 2024, were $539,000, compared to $142,000 for the six months ended December 31, 2023, representing an increase of 380%, mainly comprised from installation of Rail Vision’s Main Line Systems for Israel Railways and the successful delivery and installation of Rail Vision’s Shunting Yard systems to a Class 1 US Railroad company.

●	Research and development expenses for the six months ended December 31, 2024, were $2,821,000, compared to $3,463,000 for the six months ended December 31, 2023 representing a decrease of 18%. The decrease in R&D expenses was primarily attributable to a decrease in R&D salaries due to a reduction in the Company employee base by 12 R&D employees.

●	General and administrative expenses for the six months ended December 31, 2024, were $2,059,000, similar to $2,036,000 in the six months ended December 31, 2023.

●	As a result of the foregoing, the Company’s operating loss for the six months ended December 31, 2024, was $4,819,000 compared to an operating loss of $5,418,000 for the six months ended December 31, 2023.

●	For the six months ended December 31, 2024, the Company recorded expenses in amount of $1,346,000 due to the revaluation of derivatives and warrants liabilities in connection with the equity line facility that the Company established in October 2024. For the six months ended December 31, 2023, we did not incur any expenses related to revaluation of derivatives and warrants liabilities.

●	Financial expenses amounted to $219,000 for the six months ended December 31, 2024, compared to $155,000 financial income for the six months ended December 31, 2023. The decrease was primarily attributable to set up fees related to the equity line facility that the Company established in October 2024.

●	GAAP net loss for the six months ended December 31, 2024, was $6,384,000, or $0.30 per ordinary share, compared to a GAAP net loss of $5,313,000, or $1.77 per ordinary share, in the six months ended December 31, 2023.

●	Non-GAAP net loss for the six months ended December 31, 2024, was $4,736,000 or $0.23 per ordinary share, compared to a non-GAAP net loss of $5,204,000, or $1.74 per ordinary share, in the six months ended December 31, 2023.

A copy of Rail Vision’s annual report on Form 20-F for the year ended December 31, 2024 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on Rail Vision’s investor relations website at https://ir.railvision.io/. Rail Vision will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at investors@railvision.io.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of stock-based compensation expenses and revaluation of derivative warrant liabilities. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s on-going operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these Non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures and not rely on any single financial measure to evaluate the company’s business. For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses moving beyond hardware to a complete railway safety and analytics ecosystem. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania

Chief Executive Officer

Rail Vision Ltd.

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

Telephone: +972- 9-957-7706

Investor Relations:

Michal Efraty

investors@railvision.io

Rail Vision Ltd.

BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	As of December 31,
	2024	2023
	Audited
ASSETS

Current assets:
Cash and cash equivalents	$17,238	$3,066
Restricted cash	230	223
Accounts receivable	495	—
Inventories	1,304	977
Other current assets	436	336
Total current assets	19,703	4,602

Non-current Assets:
Operating lease - right of use asset	582	889
Fixed assets, net	312	430
	894	1,319

Total assets	20,597	5,921

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payables	107	185
Current operating lease liability	305	285
Other accounts payable	2,266	2,140
Total current liabilities	2,678	2,610

Non-current operating lease liability	217	524

Total liabilities	2,895	3,134

Shareholders’ equity
Ordinary shares	—	68
Additional paid in capital	114,372	68,681
Accumulated deficit	(96,670)	(65,962)
Total shareholders’ equity	17,702	2,787

Total liabilities and shareholders’ equity	20,597	5,921

Rail Vision Ltd.

STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,		Six months ended December 31,
	2024	2023	2024	2023
	Audited		Unaudited

Revenues	$1,300	$142	$539	$142
Cost of revenues	(850)	(61)	(478)	(61)

Gross profit	450	81	61	81

Research and development expenses	(5,279)	(7,145)	(2,821)	(3,463)
General and administrative expenses	(4,175)	(4,339)	(2,059)	(2,036)

Operating loss	(9,004)	(11,403)	(4,819)	(5,418)

Financial (expenses) income:
Revaluation of derivatives and warrants liabilities	(20,181)	—	(1,346)	—
Other financing income (expenses), net	(1,523)	255	(219)	105

Net loss for the period	(30,708)	(11,148)	(6,384)	(5,313)

Basic and diluted loss per share	$(1.85)	$(4.30)	$(0.30)	$(1.77)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share	16,625,543	2,587,290	20,984,913	2,998,278

Rail Vision Ltd.

AUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary Shares			Additional		Total
	Number of shares		USD	paid in capital	Accumulated Deficit	shareholders’ equity

BALANCE AS OF JANUARY 1, 2023	1,987,005		46	63,033	(54,814)	8,265

CHANGES DURING 2023:
Issuance of shares as a result of exercise of warrants	24,431		1	(1)	—	—
Issuance of units of ordinary shares and warrants, net of issuance expenses (*)	986,842		21	5,376	—	5,397
Share-based payment	—		—	273		273
Net loss	—		—	—	(11,148)	(11,148)
BALANCE AS OF DECEMBER 31, 2023	2,998,278		68	68,681	(65,962)	2,787

CHANGES DURING 2024:
Cancelation of the par value of ordinary shares	—		(68)	68	—	—
Issuance of units of ordinary shares and pre-funded warrants, net of issuance costs (**)	3,554,200	(***)	—	1,404	—	1,404
Exercise of warrants to ordinary shares, net of issuance costs (****)	16,758,487		—	25,561	—	25,561
Classification of warrant liabilities to equity warrants	—		—	6,143	—	6,143
SEPA set up fees	288,684		—	152	—	152
Issuance of ordinary shares in relation to the SEPA	14,116,595			12,117		12,117
Restricted Share Units vesting	227,647		—	173	—	173
Share-based payment	—		—	73	—	73
Net loss	—		—	—	(30,708)	(30,708)

BALANCE AS OF DECEMBER 31, 2024	37,943,891		—	114,372	(96,670)	17,702

(*)	Issuance costs in the amount of approximately $603
(**)	Issuance costs in the amount of approximately $39.
(***)	Including 1,902,742 Pre-funded Warrants which were exercised to 1,902,742 ordinary shares during February and March 2024.
(****)	Issuance costs in the amount of approximately $252.

Rail Vision Ltd.

STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,		Six months ended December 31,
	2024	2023	2024	2023
	Audited		Unaudited
Cash flows from operating activities
Net loss for the period	$(30,708)	$(11,148)	$(6,384)	$(5,313)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	148	171	63	91
Share-based payment	398	273	303	108
Effect of exchange rate changes on cash and cash equivalents	27	(70)	(29)	(70)
Revaluation of derivative warrant liabilities	20,181	—	1,346	—
Amortization of a discount related to a convertible loan credit facility	1,229	—	—	—

Changes in operating assets and liabilities:

Decrease (increase) in accounts receivables	(495)	115	(360)	115
Decrease (increase) in other current assets	(100)	(111)	(82)	(31)
Increase in Inventories	(327)	(977)	(336)	(486)
Change in operating lease liability	20	(8)	33	31
Increase (decrease) in trade accounts payable	(78)	129	19	(38)
Increase in other accounts payable	23	1,108	340	484

Net cash used in operating activities	(9,682)	(10,518)	(5,087)	(5,109)

Cash flows from investing activities
Purchase of fixed assets	(30)	(152)	(24)	(15)

Net cash used in investing activities	(30)	(152)	(24)	(15)

Cash flows from financing activities:
Proceeds from a convertible loan credit facility and issuance of warrants	1,500	—	—	—
Payments on convertible loan credit facility	(1,000)	—	—	—
Proceeds from exercise of warrants, net of issuance expenses	9,687	—	1,874	—
Proceeds from issuance of shares and warrants, net of issuance expenses	13,731	5,397	10,770	(63)

Net cash provided by financing activities	23,918	5,397	12,644	(63)

Effect of exchange rate changes on cash and cash equivalents	(27)	70	29	70
Increase (Decrease) in cash, cash equivalents and restricted cash	14,179	(5,203)	7,562	(5,117)
Cash, cash equivalents and restricted cash at the beginning of the period	3,289	8,492	9,906	8,406

Cash, cash equivalents and restricted cash at the end of the period	$17,468	$3,289	$17,468	$3,289

Non Cash Activities:

Conversion of a convertible loan credit facility to ordinary shares	500	—	—	—
Issuance expenses recorded in other accounts payables	103	—	103	(65)

Rail Vision Ltd.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,		Six months ended December 31,
	2024	2023	2024	2023

GAAP operating loss	(9,004)	(11,403)	(4,819)	(5,418)
Stock-based compensation in research and development expenses	120	62	102	34
Stock-based compensation in general and administrative expenses	126	212	48	75
Non-GAAP operating loss	(8,758)	(11,129)	(4,669)	(5,309)

GAAP Revaluation of derivatives and warrants liabilities expenses	(20,181)	—	(1,346)	—
Revaluation of derivative warrant liabilities	20,181	—	1,346	—
Non-GAAP Revaluation of derivatives and warrants liabilities expenses	—	—	—	—

GAAP Other financing income (expenses), net	(1,523)	255	(219)	105
Revaluation of derivative warrant liabilities	152	—	152	—
Non-GAAP Other financing income (expenses), net	(1,371)	255	(67)	105

GAAP net loss	(30,708)	(11,148)	(6,384)	(5,313)
Stock-based compensation expenses	398	273	302	109
Revaluation of derivative warrant liability expenses	20,181	—	1,346	—
Non-GAAP net loss	(10,129)	(10,875)	(4,736)	(5,204)

GAAP Basic and diluted loss per share	(1.85)	(4.30)	(0.30)	(1.77)
Non-GAAP Basic and diluted loss per share	(0.61)	(4.20)	(0.23)	(1.74)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share	16,625,543	2,587,290	20,984,913	2,998,278